Filed by National Commerce Financial Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: National Commerce Financial Corporation Commission File Number: 333-116112

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL HELD ON JULY 16, 2004 RELATING TO THE RELEASE OF NATIONAL COMMERCE FINANCIAL CORPORATION'S RESULTS OF OPERATIONS FOR ITS SECOND FISCAL QUARTER OF 2004:

NATIONAL COMMERCE FINANCIAL CORPORATION

Moderator: William Reed
July 16, 2004
9:00 a.m. CT

Operator:	Good day and welcome, everyone, to the National Commerce Financial Corporation's Second Quarter 2004 Earnings Results conference call. Today's call is being recorded.

At this time for opening remarks and introductions, I would like to turn the call over to the President and Chief Executive Officer, Mr. William Reed. Please go ahead, sir.

William Reed:	OK. Thank you and good morning to everyone. Appreciate everyone that's on the phone for our conference call today.

I'm going to briefly talk about the quarter as the press release outlines in the first page and then turn it over to John Presley. But on the phone with us here today is John. Leo Pylypec is here from an ALCO standpoint. We've got Richard Furr, Scott Edwards, John Mistretta, Tim Schools, and myself. James, our controller, is here, too. So we've got all the right parties. If any questions pop up, I'm sure we'll be able to answer them.

I'm just going to give a real high highlight of the first quarter and then turn it over to John Presley. But it's probably one of the best quarters we've had in years as you look at all the key drivers and the momentum that's building across the company. But the highlights are great operating revenue growth, great balance sheet growth, outstanding loan growth coupled with great loan quality, great expense control, and a net interest margin that's stable. If you look at all those together, I think you'll be very impressed with the total impact on the leverage aspects of our business, because we've really used very few additional people and very few additional expenses to create a lot of additional income. So it's a quarter that shows great leverage, great momentum, and great quality across all of the drivers.

I'm going to turn it over to John to just cover those in detail.

John Presley:	OK. Thanks, Bill. Note first that most percentages that I give are annualized percentages, second quarter over first quarter, unless otherwise noted.

First let's summarize some one-time events during the second quarter. Reported earnings were 41 cents per share, which included $7.7 million of after-tax merger-related expenses which we feel equated to approximately four cents per share. So the company believes that operating earnings reported were around 45 cents per share. We did have some one-time gains in the quarter. We had a $3.2 million gain from the sale of mortgage servicing's rights that usually equate to about a million dollars during any normal quarter. And we had a $700,000-gain from the sale of one branch for a total of what we would call $3 million in one-time gains.

We did have also in the quarter some unusual expenses or losses. We had $700,000 in bonuses attributable to the sale of the NSR sale and $2.1 million in consulting fees for our efficiency project. These one-time expenses effectively offset our one-time gains for the quarter.

Let's talk a little bit about operating EPS. Again, operating EPS was 45 cents per share, excluding merger-related expenses. This compares favorably to the 44 cents per share we reported during the first quarter of 2004. As Bill said, and you can see by the numbers, we had strong core trends in revenues, expenses, and asset quality. Also in the quarter, as a result of the merger announcement and rise in share price, we feel we had an additional 2.8 million shares outstanding during the second quarter that we would otherwise not have had, which cost about a penny per share in earnings for the quarter.

That said, let's look at the key drivers of our business.

Operating revenues. Total operating revenues were up 22.8 percent quarter over quarter annualized. Net interest income was up six percent, overcoming a small decline in the net interest margin, with 8.8 percent earning asset growth. As Bill mentioned, average loan growth was up 16 percent, end-of-period loan growth was up 23.2 percent. Operating non-interest income was up 53.2 percent, led by service charges, mortgage, and broker-dealer revenues. This overcame the first – all of this overcame the first quarter's large securities gains. Net interest margin declined by three basis points from 3.86 percent to 3.83 percent, and we do expect in future quarters to benefit from the rising interest rates.

Asset quality. We improved in all areas of asset quality. Net charge-offs for the quarter were 23 basis points. Non-performing assets were .4 – were 46 basis points. Our provision expense exceeded net charge-offs by $5.1 million, and the loan loss reserve was at 1.26 percent with our unallocated reserve being maintained.

Operational efficiency improved to 46.68 percent from 48.08 percent in the first quarter. This was a result of the fine revenue growth we had – we mentioned before and significant progress made in all major expense categories. We do expect this to continue for the rest of the year.

Those are the financial highlights. And I'll turn it back to Bill for further comments.

William Reed:	Before I turn it over to questions, Richard Furr and I thought it would be good to maybe reminisce a little bit on the company's performance, not over the last quarter or last year, but over the length of time we've been here. This could be our last conference call. We're not sure. But if the SunTrust merger continues to move along and it's approved and the legal closing occurs sometime in the late third quarter or early fourth, this could possibly be our last conference call. So we've got a long-time followers and shareholders and associates on the phone, and we thought it would be good just to reflect on a couple of statistics.

I'll start first. But really through the management committee, the old guys on the team have been here from the late '60s, early '70s. I started in late '69, basically 1970. I think Scott started in '68, and Richard started in '71. So the three of us are all in that same range. So went back and looked at 1969, 1968, and just looked at where our companies were then. And at that period in time, 1969, when I started, NBC was $257 million in total assets. I think the year before – I think you'll hear from Richard in a minute CCB was a little smaller. But together in the $400 million-range. Today we're a $26-billion bank.

But I think more importantly from a shareholder perspective – we couldn't go back quite that far, it was a little complicated, but we were able to go back to 1980, 24 years ago. If you would have invested $1,000 in NCF in 1980, today it would be worth $386,000. So I think it's nice to reminisce on the growth in the total assets and the growth in the stockholder performance over that period of time. And I'll let Richard say his thoughts. But on behalf of all of our followers and supporters and analysts and associates and shareholders, it's been a heck of a ride and a lot of fun for all us. A lot of hard work. And if we do go away in the next quarter, I can assure you that the same energy and genetics will be put forward in the new company. So thank you for being with us during my career. And I'll turn it over to Richard.

Richard Furr:	Oh, well, thank you, Bill. And we did look back at this. And Scott Edwards, as you said, is here with me. And Scott's, as you know, our Chief Administrative and Chief Credit Officer. And over that 35 or so years, they only really blight on Scott's career is that he recruited me from a college campus back then in '71. So I really went back to '68 when Scott joined. And at that time, CCB was 129 million in assets, it was about 100 million in deposits. And more interestingly, though, is our earnings that year were just over $800,000 for the year. And if I did my math right, we earn more than that every day now, which is a – is a significant change.

William Reed:	Scott, any comments?

Scott Edwards:	No, I think – you know, I think, Bill, it is a great quarter. And for those of us who have got to run down a flag that says NCF, you know, it's going out on a really high note. And then I think we're all, as you said, very excited about going forward with a great new partner of SunTrust.

William Reed:	Yes.

Scott Edwards:	So I think it's a tremendous thing for our employees and shareholders.

William Reed:	OK. With those comments on the quarter and our little reflection, we'll turn it over for questions.

Operator:	Thank you. If you'd like to ask a question today, please press the star key followed by the digit one on your touch-tone phone. If you're using a speakerphone, please be sure to turn off your mute function in order for your signal to reach our equipment. Once again, if you would like ask a question today, please press the star key followed by the digit one. We'll pause a moment to assemble our question roster.

We go first to Kevin Fitzsimmons, with Sandler O'Neill.

Kevin Fitzsimmons: Good morning, gentlemen.

William Reed:	Good morning, Kevin.

Kevin Fitzsimmons: And great quarter. I wanted to ask you, first of all, just on deposit growth, just on first glance it appears on an average basis, one quarter, it was like nine percent annualized, I think. And just trying – it looked about like half of that growth came from jumbo or brokerage CDs. And just, you know, at first glance, again, that doesn't appear like the greatest quality type deposit growth. I'm just trying to get a sense if there's anything more behind that.

William Reed:	No, that's a good question, Kevin. In the quarter, that's probably the one thing that's a little weak. We had great low-cost deposit growth. We've tried to address now by continuing, obviously, the effort on the low-cost side, the DDA side, both interest-bearing and non-interest. But we've also started a CD campaign to lock in and hopefully add some additional deposits in that two-to-four-year period. And we have turned the corner on retail CDs in the last 30 days with that campaign. So we need some more deposit growth. That is an area for improvement and we're focused on it. And I think the new campaign and the focus on that's going to make a dent there.

Kevin Fitzsimmons: Great. Just one quick follow-up, Bill, if I could ask. I know, you know, initially on the merger announcement, you know, it was – it was talked about what your role is going to be and how they're looking to bring key people over from National Commerce. Are you at a point where you can outline that on who from your time that's currently there with you right now are going to be going over and what kind of role they're going to be playing?

William Reed:	You know, we – we're early on in the announcements. But I can tell you the – I think Monday you'll see our first press release on a substantial number of key positions. It's just the first wave. We've got two more waves to do, one in late August and then one in mid September. So we're being very careful and diligent about who goes where and the responsibility they inherit. And I can assure you all the stars and all the key players are going to end up with great choices and great opportunities. And we think a lot of them will accept those opportunities. It's going to require people to move, which is obviously a complicated decision. But all that's moving ahead and I think it's all going to show through, and it's going to be, as you see it, it's going to make a lot of sense. And I think you'll see the people we're putting in the locations we're putting in will be a way to share best practices and get the new company at a higher level.

Kevin Fitzsimmons: Great. Great, thanks, guys.

William Reed:	OK.

Operator:	We take our next question from David Honold, with KBW.

David Honold:	Good morning and congratulations again on the upcoming partnership.

William Reed:	Great. Thanks. Good morning, David.

David Honold:	Could you comment a bit more on the asset sensitivity position of your balance sheet, maybe quantify it for us in some way if you have the simulation analysis available?

William Reed:	Yes. We'll let Leo take that one.

Leo Pylypec:	Well, first of all, our belief is that the Fed will pretty much move forward with its measured approach. And we anticipate some up-side to that. A gradual rise in interest rates we believe will provide some margin expansion. And the deposit pricing reaction thus far has been very good. We do run the interest-rate shock analysis with conservative pricing assumptions on our deposit accounts. Up 100 basis points it shows a .6-percent decline in after-tax net income.

William Reed:	Does that help?

David Honold:	Yes, it does. Thank you. And then just there's one quick follow-up. Could you give us the updated MSR valuation post the sale where you're capitalizing the mortgage servicing asset and the dollar amount of loan service for others?

William Reed:	We don't capitalize and maintain mortgage servicing. We sell on a flow basis. This last sale we had this particular quarter was an anomaly, because the prices got so low we just held the servicing for three quarters. But basically we sell on a flow basis.

David Honold:	Terrific. Thanks.

William Reed:	I would just add one more comment to Leo's response. You know, we've got a fairly balanced asset-versus-liability sensitivity right now. And so far with the latest rate change our variable-rate deposits are not moving as fast as the variable-rate loans. Other than our home equity, which will adjust 30 days after the last Fed increase because of the timing of that call. But if they do another one in August, we won't have that kind of a gap. So the balance sheet's very well balanced between fixed and floating. And as long as those deposit rates don't ramp up fast – and so far they're ramping up pretty slow – I think the whole industry will see a little bit of a margin opportunity if they're positioned the same way.

David Honold:	Thanks again.

Operator:	Once again, if you would like to ask a question today, please press the star key followed by the digit one.

We go next to Liz Tozin, with Tiedemann.

Liz Tozin:	(Inaudible), I'm working on it right now. Hello?

William Reed:	Yes.

Liz Tozin:	Hi. This is Liz. I was calling – I was wondering how far along are we in the process of the STI? (Inaudible) filed Hart-Scott?

William Reed:	Are we talking about where we are on the legal, regulatory process?

Liz Tozin:	No. As far as just the process period in general.

William Reed:	It's moving along, I think, at a very probably normal to slightly-ahead-of-normal speed.

Liz Tozin:	OK. Normal. And when did we file Hart-Scott?

Tim Schools:	I believe – this is Tim Schools – I believe that was filed earlier this week. But we don't have our legal representatives on the phone, so it's better that you call in and talk to Beth Whitehead.

Liz Tozin:	OK. Thank you.

Operator:	There are no further questions at this time. I'd like to turn the call back over to senior management for any additional and closing comments.

William Reed:	OK, I – we expected this to be a pretty quiet call. We're kind of a lame duck is what we've perceived right now, and there are other more important calls, I guess, going on at the same time. But to any of you guys that listened to it late, if it generates any questions on the taped version, don't hesitate to call us back after you're listening to the recorded comments.

But, again, thanks to everybody for all your support and look forward to working with you as we move into the SunTrust era. Good-bye.

Operator:	That concludes today's conference call. Thank you for your participation. You may now disconnect.

Additional Information and Where to Find It:

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about NCF and SunTrust, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. INFORMATION REGARDING SUNTRUST'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY SUNTRUST ON MARCH 2, 2004, AND INFORMATION REGARDING NCF'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN THE PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY NCF ON MARCH 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.